ETF Series Solutions
615 East Michigan Street | Milwaukee, Wisconsin 53202
September 22, 2020
Ms. Samantha Brutlag
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

Re:	ETF Series Solutions (the “Trust”)
Defiance Next Gen SPAC IPO ETF (the “SPAC IPO ETF”) and Defiance Indxx Junior Semiconductor ETF (the “Semiconductor ETF” and together, the “Funds”)
File Nos. 333-179562 and 811-22668
Dear Ms. Brutlag:
This correspondence responds to the comments that the Trust received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission with respect to Post-Effective Amendment No. 639 to the Trust’s Registration Statement on Form N-1A filed July 31, 2020 (SEC Accession No. 0000894189-20-005895) (the “Amendment”) with respect to the Funds, each a series of the Trust. For your convenience, the comments have been reproduced with a response following each comment. Capitalized terms not otherwise defined have the same meaning as in the Amendment.
Comment 1.Please explain why making material changes to the names, investment objectives, strategies, and risks in a post-effective amendment to the registration statement of existing series, as opposed to an amendment adding new series, is consistent with the text and policy of Rule 485(a) under the Securities Act. Explain why you believe this does not provide an unfair competitive advantage over other registrants that add new series under Rule 485(a) that become effective within 75 days (as opposed to 60 days).
Response:    Rule 485(a)(1) provides for automatic effectiveness of a post-effective amendment containing material changes to the registration statement of an existing fund on the sixtieth day after filing.1 Because the Funds are existing series of the Trust, it would not be consistent with Rule 485(a) to file under Rule 485(a)(2), which specifically provides for the automatic effectiveness of a post-effective amendment adding a new series. The Trust believes that the practice of making material changes to an effective registration statement in a Rule 485(a)(1) filing is well established in the industry and supported by Commission rulemaking.2 The Trust notes that, while material changes are being made to important aspects of the Funds’ disclosure, such changes are generally limited to the summary section for each Fund, whereas the disclosure for a new series filed pursuant to Rule 485(a)(2) could reflect entirely new disclosure not previously used by the registrant. For example, the principal risks for the Semiconductor ETF reflect only a single new risk factor as compared to the previous iteration of such Fund’s disclosure, which the Staff has already reviewed, and such Fund’s strategy continues to reflect a rules-based index composed of small-capitalization equity securities. Should the Staff believe that registrants may only use Rule 485(a)(2) to reflect material changes to registration statements, the Trust urges the Staff to articulate in written guidance the specific requirements for relying on Rule 485(a)(1) to ensure equal treatment of registrants and to address registrants’ “concern for certainty in the effective date of a post-effective amendment,” which was a principal factor in the Commission’s adoption of Rule 485.3
Comment 2.Please provide a completed fee table and expense example for each Fund.
Response:    The completed fee tables and expense examples for the Funds are attached hereto at Appendix A.
1 See ADI 2019-07 – Review of Certain Filings Under Automatic Effectiveness Rules.
2 See e.g., Money Market Fund Reform; Amendments to Form PF, Final Rule, Release No. IC-31166 (July 23, 2014) at 126 (“a fund must update its registration statement to reflect any material changes by means of a post-effective amendment or a prospectus supplement (or ‘sticker’) pursuant to rule 497 under the Securities Act [of 1933]”).
3 Post-Effective Amendments to Investment Company Registration Statements, Final Rule, Release No. 33-7083, 59 Fed. Reg. 43460-02 (Aug. 24, 1994) at 43463.

Comment 3.The Semiconductor ETF’s strategy states that “the Index consists of a portfolio of…companies in the Electronic Production Equipment and Semiconductors industries that derive a significant portion of their revenue from one or more of the following activities…” Please clarify the reference to “a significant portion of their revenue”.
Response:     The Trust notes that the definition of “significant portion” may vary across companies based on how fragmented their business operations are and the relative prominence of an activity to the company as compared to its other activities. Consequently, the Trust respectfully declines to further clarify such reference. With respect to the Fund’s name, the Trust believes that all companies in the “Electronic Production Equipment” and “Semiconductors” industries are appropriately counted towards the Fund’s policy of investing in Semiconductor companies. “Electronic Production Equipment” companies are those that manufacture the equipment used to make semiconductors. The determination of companies assigned to those industries is made by FactSet, which is not affiliated with the Fund, its Adviser, Sub-Adviser, or the Index Provider, based on a combination of bottom-up analysis and market data related to a company. To clarify the source of such classifications, the above-referenced sentence has been revised to read as follows:
The Index is a rules-based index that consists of a portfolio of the U.S.-listed common stock or depositary receipts of small capitalization (“junior”) companies belonging to the Electronic Production Equipment or Semiconductors industries as defined by the FactSet Revere Business Industry Classification Systems (“RBICS”) and that derive a significant portion of their revenue from one or more of the following activities (collectively, “Semiconductor Companies”):…
Comment 4.Please provide a copy of the white paper or index methodology for each Fund’s underlying index.
Response:    A copy of the methodology for each Fund’s underlying index was provided to the Staff under separate cover on September 22, 2020.
Comment 5.If the Adviser is affiliated with an index provider or had involvement in the creation of the index or retains any control in the maintenance of the index, please disclose such fact in the index description.
Response:    The last sentence of the description of each Index has been revised to read as follows:
The Index was established in 2020 and is owned and maintained by Indxx, LLC (the “Index Provider”). The Index Provider partnered with the Fund’s investment adviser to co-develop the methodology used to determine the securities included in the Index.
Comment 6.With respect to term “US” in the name of the Semiconductor ETF, the Staff notes that the strategy includes ADRs. If the Fund will include foreign securities, please clarify in the strategy the extent of such foreign securities.
Response:     The Trust notes that the term “US” is part of the name of the Fund’s Index, but not the name of the Fund. The Index is expected to be predominantly, if not entirely, comprised of the stock of U.S. companies. However, some companies with operations in the United States may be domiciled outside of the United States, and their shares may be listed on non-U.S. exchanges with ADRs offered on U.S.-exchanges. No changes have been made in response to this comment.
Comment 7.Please order the risks to prioritize those risks that are most likely to adversely affect the Fund’s net asset value, yield, and/or total return. Please note that after listing the most significant risks to the Fund, the remaining risks may be alphabetized. Please refer to ADI 2019-08 “Improving Principal Risks Disclosure.”
Response:     The Trust has reviewed each Fund’s risk disclosures to ensure that such disclosures are tailored appropriately to the risks of the Fund, not overly lengthy or technical, and that the risks the Staff would consider as the most significant risks are not obscured or constructed in a manner that could render the disclosure misleading. Additionally, the Trust believes that ordering the risks alphabetically makes it easier for investors to find applicable risk factors and compare them across funds.

While the Trust respectfully declines to reorder the principal risks, the Trust notes that the following disclosure is included before the first paragraph under “Principal Investment Risks” in each Fund’s summary section with similar language in response to Item 9 of Form N-1A to help investors understand the importance of reading each risk disclosure regardless of their sequence: “The principal risks are presented in alphabetical order to facilitate finding particular risks and comparing them with other funds. Each risk summarized below is considered a ‘principal risk’ of investing in the Fund, regardless of the order in which it appears.”
Additionally, the Trust notes that the first risk listed for the Semiconductor ETF is “Concentration in Semiconductor Companies Risk” and the first risk listed for the SPAC IPO ETF is “Associated Risks of Investments in SPACs”, which the Trust believes are the type of risks that the Staff would consider as the most significant for each Fund.
Comment 8.Please disclose in each Fund’s strategy that the Fund is non-diversified.
Response:    The requested change has been made.
Comment 9.In the strategy section for the SPAC IPO ETF, please clarify whether the Fund invests in foreign companies.
Response:     The Index includes only U.S.-listed common stocks, and references to ADRs have been deleted. The Index description has been revised to reflect this change and to clarify that the Fund invests in SPACs and SPAC-derived IPOs. The revised Index description will appear as follows:
Indxx SPAC & NextGen IPO Index
The Index tracks the performance of the U.S.-listed common stock of Special Purpose Acquisitions Corporations (“SPACs”) and initial public offerings (“IPOs”) derived from SPACs. SPACs (also known as “blank check companies”) are companies with no commercial operations that are established solely to raise capital from investors for the purpose of acquiring one or more operating businesses (i.e., a SPAC-derived IPO). To be eligible to be added to the Index, a security must be U.S.-listed, have a minimum total market capitalization of $250 million, have a free float (i.e., the proportion of shares that are publicly available) of at least 10%; have a trading price of less than $10,000; and meet minimum liquidity thresholds. To be eligible to be added to the Index, SPACs must have traded on 90% of the eligible trading days in the last 3 months and IPOs derived from SPACs must be actively trading.
As of each reconstitution and rebalance of the Index, 80% of the weight of the Index will be allocated to SPAC-derived IPOs and 20% will be allocated to SPACs. Within each such category, constituents will be weighted based on their market capitalization, subject to a maximum 12% weight and minimum 0.5% weight for an individual constituent. Additionally, the aggregate weight for securities with a weight greater than 5% is limited to 45% at the time of each reconstitution and rebalance of the Index.
The Index is reconstituted annually after the close of business on the last trading day of each July, although new SPACs and SPAC-derived IPOs that meet the Index’s eligibility requirements may be added on a “fast-entry basis” in between reconstitution dates. In addition to the annual reconstitution in July, new SPACs may be added to the Index on the last trading day of each January, April, and October and new SPAC-derived IPOs may be added to the Index on the last trading day of each month. Index constituents will remain part of the Index indefinitely until they fail to meet the eligibility requirements.
As of September 22, 2020, the Index was composed of 35 constituents. The Index was established in 2020 and is owned and maintained by Indxx, LLC (the “Index Provider”). The Index Provider partnered with the Fund’s investment adviser to co-develop the methodology used to determine the securities included in the Index.

Comment 10.With respect to the SPAC IPO ETF’s strategy, please explain to the Staff in detail, and disclose, if applicable, what is meant by IPO companies and IPO companies derived from SPACs. Please also clarify whether the fund will invest in SPACs directly. If not directly investing in SPACs, including SPAC in the Fund’s name could be misleading. Additionally, please consider whether there are any additional risks to disclose of investing in IPOs through SPACs, and if so, please add such disclosure.
Response:     A SPAC (also known as a “blank check company”) is generally a newly incorporated business formed for the purpose of merging with, acquiring, or entering into a similar business combination with one or more operating companies. SPACs typically have a period of approximately two years from the time they first make a public offering to raise funds for the purpose of completing a business combination transaction. As a result of such business combination, shares of the target operating company generally become publicly traded. The SPAC IPO ETF invests in both SPACs (pre-combination) and SPAC-derived IPOs (post-combination).
The Trust believes that the Fund’s name is not misleading because the Fund is expected to invest substantially all of its assets in pre-combination and post-combination SPACs. That is, companies in the Fund’s portfolio will either be SPACs seeking to complete a business combination transaction or companies having recently completed a business combination transaction with a SPAC.
Additionally, the Fund has replaced the “Associated Risks of IPOs” risk with the following:
•Associated Risks of Investments in SPACs. The Fund invests in equity securities of SPACs, which raise assets to seek potential acquisition opportunities. Unless and until an acquisition is completed, a SPAC generally invests its assets in U.S. government securities, money market securities, and cash. Because SPACs have no operating history or ongoing business other than seeking acquisitions, the value of their securities is particularly dependent on the ability of the entity’s management to identify and complete a profitable acquisition. There is no guarantee that the SPACs in which the Fund invests will complete an acquisition or that any acquisitions that are completed will be profitable. Some SPACs may pursue acquisitions only within certain industries or regions, which may increase the volatility of their prices. In addition, these securities, which are typically traded in the over-the-counter market, may be considered illiquid and/or be subject to restrictions on resale.
•Associated Risks of SPAC-derived IPOs. The Fund invests in companies that are derived from a SPAC. These companies may be unseasoned and lack a trading history, a track record of reporting to investors, and widely available research coverage. SPAC-derived IPOs are thus often subject to extreme price volatility and speculative trading. These stocks may have above-average price appreciation in connection with a potential business combination with a SPAC prior to inclusion in the Index. The price of stocks included in the Index may not continue to appreciate and the performance of these stocks may not replicate the performance exhibited in the past. In addition, SPAC-derived IPOs may share similar illiquidity risks of private equity and venture capital. The free float shares held by the public in a SPAC-derived IPO are typically a small percentage of the market capitalization. The ownership of many SPAC-derived IPOs often includes large holdings by venture capital and private equity investors who seek to sell their shares in the public market in the months following a business combination transaction when shares restricted by lock-up are released, causing greater volatility and possible downward pressure during the time that locked-up shares are released.
Comment 11.Please clarify the significance of small-capitalization securities for each Fund.
Response:     The Trust notes that each Fund’s description of the applicable Index notes the minimum size for constituents, which size would be considered to be small-capitalization. To avoid confusion that the Funds only invest in small-capitalization securities, risk factors for large-capitalization and mid-capitalization companies have been added.

Comment 12.Please include a concentration risk for each Fund disclosing its concentration policy.
Response:     The requested change has been made.
Comment 13.Please include a reference to COVID-19 in the summary risk disclosure for Equity Market Risk.
Response:     The requested change has been made.

*	*	*

If you have any questions regarding the above response, please do not hesitate to contact me at (414) 765-5586 or michael.barolsky@usbank.com.
Sincerely,

/s/ Michael D. Barolsky
Michael D. Barolsky
Vice President and Secretary

Appendix A

Defiance Indxx Junior Semiconductor ETF
Fees and Expenses of the Fund
The following table describes the fees and expenses you may pay if you buy, hold, and sell shares of the Fund (“Shares”). This table and the Example below do not include the brokerage commissions and other fees to financial intermediaries that investors may pay on their purchases and sales of Shares.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

Management Fees	0.45%
Distribution and/or Service (12b-1) Fees	0.00%
Other Expenses*	0.00%
Total Annual Fund Operating Expenses	0.45%
* Estimated for the current fiscal year.
Expense Example
This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your Shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. The Example does not take into account brokerage commissions that you may pay on your purchases and sales of Shares. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 Year	3 Years
$46	$144

Defiance Next Gen SPAC IPO ETF
Fees and Expenses of the Fund
The following table describes the fees and expenses you may pay if you buy, hold, and sell shares of the Fund (“Shares”). This table and the Example below do not include the brokerage commissions and other fees to financial intermediaries that investors may pay on their purchases and sales of Shares.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.45%
Distribution and/or Service (12b-1) Fees	0.00%
Other Expenses*	0.00%
Total Annual Fund Operating Expenses	0.45%
* Estimated for the current fiscal year.
Expense Example
This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your Shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. The Example does not take into account brokerage commissions that you may pay on your purchases and sales of Shares. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 Year	3 Years
$46	$144

A-1